Exhibit 4.104

November 5, 2009

Mr. John F. Thero
Andover, MA 01810
USA

Dear John,

On behalf of Amarin, I am delighted to welcome you to the senior management team of Amarin Pharma, Inc.

For the purposes of this letter “API” shall mean Amarin Pharma, Inc.  and “Amco” shall mean Amarin Corporation plc.  “Affiliates” shall mean any corporation or other business entity which is part of the same enterprise grouping as API and which is controlled by, is under common control with, or controls API, where control includes the ability to vote at least a majority of the voting shares of an entity.

1.           Role/Title

In addition to your role as a member of the senior management team of API, you acknowledge and agree that you may be required, without additional compensation, to perform services for any Affiliate and to accept any reasonable office or position with any such Affiliate as the Board may require, including, but not limited to, service as an officer or director of any such Affiliate; and with effect from November 5, 2009, you agree to perform the role of Chief Financial Officer of Amco.  As Chief Financial Officer of Amco, you shall perform such duties and responsibilities as are customarily performed by the chief financial officer of a company of the size and nature of Amco, and such other duties and responsibilities as, from time to time, may be assigned to you by the Board of Amco.  You will report to the Chief Executive Officer of Amco.

2.           Commencement Date

As discussed, your employment will be deemed to have commenced on November 2, 2009 (“Commencement Date”).  Your principal place of work will be API’s offices and/or the offices of its Affiliates; however, you may be required to travel and work at other locations from time to time when and to the extent such travel is reasonably necessary to perform your duties hereunder.  Reasonable costs of such travel and lodging will be reimbursed in accordance with Paragraph 8.

3.           Base Salary

Amarin shall pay you the sum of US$275,000 gross per annum payable in 24 equal instalments throughout the calendar year.

4.           Stock Options

Subject to approval of the remuneration committee of the board of directors of Amco (“Remuneration Committee”), you will be granted options to purchase 900,000 ordinary shares in Amco (equivalent to 900,000 American Depositary Receipts).  The exercise price per share of the options will be the closing price on NASDAQ on the trading day immediately preceeding the date of grant. The options will vest and become exercisable in four equal annual instalments, beginning on the first anniversary of the date of grant and continuing on each of the following three anniversaries of the date of grant, so long as your employment continues through such vesting dates.  Subject to the requirements of applicable laws and regulations, the options will be priced, approved and granted at the first meeting of the Remuneration Committee following the Commencement Date.  The provisions of the Amco 2002 Stock Option Plan (as may be amended from time to time) shall apply to any options granted.

5.           Bonus

You will be entitled to be considered for a discretionary bonus for each calendar year during your employment with API, including calendar year 2009 on a prorated basis, at an annual target of 35% of your base salary.  Any such bonus shall be payable in the absolute discretion of the Remuneration Committee taking into account the performance of API and its Affiliates as a whole and your personal performance. Additionally, in the event that the Remuneration Committee determines, in its absolute discretion, to make an additional performance stock option grant to senior management of API or its Affiliates, you will be entitled to be considered for such a grant.

6.           Health Insurance

You will be entitled to such major medical, life insurance and disability insurance coverage as is, or may during your employment, be provided generally for other senior executives of API as set forth from time to time in the applicable plan documents.

7.           Retirement Plan

You shall be eligible to participate in any 401(k) plan maintained by API for the benefit of its employees on terms consistent with other 401(k) plan participants as specified in the 401(k) plan documents.

8.           Expenses

API shall reimburse you for all reasonable expenses you incur while carrying out your duties on behalf of API or its Affiliates provided that you follow the appropriate reimbursement claims procedure, including providing reasonable documentation of such expenses.  It is understood that while lodging costs will be considered reimbursable business expenses while working from API’s current U.S.-based research and development headquarters, mileage costs associated with business day travel between your home and this location will not be deemed a reimbursable business expense.  It is further understood that if reimbursement for any business expense is deemed to be taxable to you, API will make adjustment to the level of such reimbursement to pay you for all applicable taxes on such reimbursement.

9.           Hours of work

Your normal hours of work shall be 40 hours per week, although API expects you to work such hours and at such times as may be reasonably necessary in order for you to carry out your duties effectively. There is no entitlement to payment for overtime.  During working hours you shall devote your attention and skill to the business and interests of API and its Affiliates in a proper and efficient manner, and shall use your best efforts to further and promote the business of such companies and to act loyally and to the best of your ability.

10.           Holidays

You are entitled to paid holidays of 15 business days per annum, excluding U.S. Federal holidays.  The holiday year is from 1 January to 31 December and unused holiday entitlement to a maximum of five days may be carried forward to the subsequent year.  Holidays must be taken at times convenient to API and sufficient notice of intention to take holiday must be given to accommodate the needs of the business.

11.           Confidential Information and Company Documents

You shall neither during your engagement with API (except in the proper performance of your duties) nor for a period of seven (7) years after the termination of your engagement with API:

(a)	divulge or communicate to any person, company, business entity or other organisation;

(b)	use for your own purposes or for any other purposes other than those of API or any Affiliate; or

(c)	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.  These restrictions shall cease to apply to (i) any information which shall become available to the public generally otherwise than through your default; or (ii) any requirement by law or order of a judicial or regulatory authority that you make a disclosure. In the event you are requested or ordered under (ii) to make a disclosure, you will use your best efforts to contact API prior to providing any information so as to permit API to undertake legal steps to protect its interests.

“Confidential Information” shall mean any proprietary information of API and its Affiliates, including, without limitation, information relating to products, processes, services, businesses, personnel, research, financial strategies and activities, commercial strategies and activities, formulas, materials, compounds, substances, programmes, devices, concepts, inventions, patents, designs, methods, techniques, intellectual property, marketing strategies, data, trade secrets, know-how, plans, operations, tests, studies, manuals, market reports, customers, financial status, cash flow projections and the like or any other matter connected with the business of API or its Affiliates, or any of its suppliers, partners or customers related to API, its Affiliates or their businesses.

All books, notes, memoranda, records, lists of customers  and suppliers and employees, correspondence, documents, computer and other discs, tapes and other data storage, date listings, codes, designs, and drawings and other documents and material whatsoever (whether made or created by you or otherwise) relating to the business of API or its Affiliates(and copies of the same):

(a)	shall be and remain the property of API or the relevant Affiliate; and

(b)	shall be handed over by you to API or to the relevant Affiliate on demand and in any event on the termination of your employment with API.

12.           Termination of Employment

12.1
It is understood that the employment relationship between you and API is “at will,” and this agreement does not alter the “employment at will” relationship in any way.  Except as provided below, you shall provide to API and shall receive from API one month prior written notice of the termination of your employment. If written notice is given by API to terminate your employment other than as provided in clause 12.2 below, API shall pay to you, subject to clause 17 below consistent with its normal payroll practices, your base salary until the sooner to occur of  a) 6 months from the effective date of termination; or b) until you secure full time employment.

12.2
In the event that you are terminated for Cause, API may terminate your engagement immediately without notice and without liability for compensation or damages.  “Cause” shall mean: (a) gross negligence or wilful misconduct in the performance of your duties which results in material harm to API or its Affiliates; (b) your conviction of, or plea of nolo contendere to, (i) any felony or (ii) any other crime involving either moral turpitude or your personal enrichment at the expense of API or its Affiliates; (c) your refusal to perform your lawful duties and responsibilities with API or its Affiliates; or (d) the material breach by you of any of the covenants contained in this agreement.  Prior to or contemporaneously with any termination for Cause, API shall provide you with a written detailed statement of the factual basis for the determination that Cause is present.

13.           Intellectual Property Rights

It shall be part of your contractual duties (whether alone or with any other employee of API or any Affiliate) at all times to further the interests of API and, without prejudice to the generality of the foregoing and to the extent as is consistent with the your role within API;

(a)
to make, discover and conceive inventions, processes, techniques, designs, improvements or developments relating to or capable of use or adaptation for use in connection with the business of API or any Affiliate (“an Invention”);

(b)
to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of API or any Affiliate with which you are concerned or for which you are responsible, might be improved (“a Development”);

(c)	promptly to give to API or any Affiliate full details of any such Invention or Development which you may from time to time make or discover in the course of your engagement with API; and

(d)	to further the interests of API’s or any Affiliate’s undertaking with regard thereto and API or any Affiliate shall be entitled to the exclusive ownership of any such Invention or Development and to the exclusive use thereof.

You shall immediately give full information to the Chief Executive Officer or the board of directors of Amco (the “Board”) as to such Invention or Development and the exact mode of working, producing, using and exploiting the same and shall also give all such explanations and instructions to the Board as may be necessary or useful to enable API or any Affiliate to obtain full benefit of them and will, at the expense of API or any Affiliate, furnish it with all necessary plans, drawings, formulae and models applicable to the same and shall, at the cost and expense of API or any Affiliate, execute all documents and do all acts and things necessary to enable API or any Affiliate (or its or their nominees) to apply for and obtain protection for such Inventions and Developments throughout the world and for vesting the ownership of them in API or any Affiliate (or its or their nominees).

You shall not knowingly do anything to imperil the validity of any patent or protection related to the business of API or any Affiliate or any application therefore but shall at the sole expense of API or any Affiliate use your best efforts to assist API or any Affiliate, both in obtaining and in maintaining such patents or other protection.

You shall not either during your engagement with API or any time thereafter exploit or assist others to exploit any Invention or Development which you may from time to time make or discover in the course of your employment with API or (unless the same shall have become public knowledge otherwise than by breach by you of the terms of this agreement) make public or disclose any such Invention or Development or improvement or give any information in respect of the same except to API or any Affiliate or as it may direct.

You hereby irrevocably appoint API or any Affiliate to be your attorney in your name and on your behalf for the sole purpose to execute all documents and do all things necessary and generally to use your name for the purpose of giving API or any Affiliate (or its or their nominees) the full benefit of the provisions of this clause 13 and in favour of any third party a certificate in writing signed by any director or the secretary of API or any Affiliate that any instrument or act which falls within the authority conferred by this clause which shall be conclusive evidence that such is the case.  API and its Affiliates agree to indemnify and hold you harmless against all cost, expense, liability and loss (including reasonable attorney fees) reasonably incurred or suffered by you in connection therewith.  This provision shall survive the termination of your employment relationship.

Copyright and unregistered design rights in all works created by you in the course of your employment with API will, in accordance with the Copyright Designs and Patent Act 1988, vest in API or any Affiliate. Rights in any design registerable pursuant to the Registered Designs Act 1949, (as amended) (the “Act”) created by you in the course of your employment with API shall, in accordance with the Act, vest in API or any Affiliate.  Any copyrightable work prepared in whole or in part by you during the employment period will be deemed “a work made for hire” under Section 201(b) of the Copyright Act of 1976, as amended, and API or its Affiliates will own all of the rights comprised in the copyright therein.  API and its Affiliates agree to indemnify and hold you harmless against all cost, expense, liability and loss (including reasonable attorney fees) reasonably incurred or suffered by you in connection therewith.  This provision shall survive the termination of your employment relationship.

14.           Restrictions during employment

During the course of your employment with API, you shall not:

(a)	be directly or indirectly employed, engaged, concerned or interested in any other business or undertaking; or

(b)
engage in any activity which the Board of Amco reasonably considers may be, or become, harmful to the interests of API or any Affiliate or which might reasonably be considered to interfere with the performance of your duties under this agreement.

The above provisions shall not apply:

(a)
to the holding by you (directly or through nominees) of investments listed on any recognised stock exchange as long as you do not hold more than 5 % of the issued shares or other securities of any class of any one company; or

(b)	to any act undertaken by you with the prior written consent of the Board of Amco; or

(c)
to your service with the prior approval of the Board of Amco from time to time  on the boards of,  or holding any other offices or positions in, companies or organisations which will not present any conflict of interest with API or any Affiliate and provided that such activities do not materially detract from the performance of your duties; or

(d)	to your fulfilling obligations to clients of your consulting business which obligations are understood to diminish upon commencement of your employment with API; or

(e)
to any not for profit volunteer activities, or participation in professional associations, or continuing education in the health care and related areas, which do not unreasonably interfere with the performance of your duties.

15.           General Indemnification

If you are made a party, or are threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that you are an officer or employee of API or provided services to an Affiliate, you shall be indemnified and held harmless by API and the Affiliate to the fullest extent permitted or authorized by applicable law and its organizational documents, against all cost, expense, liability and loss reasonably incurred or suffered by you in connection therewith.  You shall be covered under Amco’s (or its Affiliate’s) directors’ and officers’ liability insurance policy to the extent Amco (or its Affiliates) provide such coverage for other similarly situated executives. This provision shall survive the termination of your employment relationship.

16.           Share Dealings

You shall comply fully with Amco’s Share Dealing Code.

17.           Section 409A

It is intended that this agreement will comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any regulations and guidelines promulgated there under (collectively, “Section 409A”), to the extent the agreement is subject thereto, and the agreement shall be interpreted on a basis consistent with such intent.  However, API shall not have any obligation to indemnify or otherwise protect you from the obligation to pay any taxes, interest or penalties pursuant to Section 409A.  Notwithstanding any provision to the contrary in this agreement, if you are deemed on the date of your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with API to be a “specified employee” (within the meaning of Treas. Reg. Section 1.409A-1(i)), then with regard to any payment that is considered deferred compensation under Section 409A payable on account of a “separation from service” that is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code (after taking into account any applicable exceptions to such requirement), such payment shall be made on the date that is the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service,” or (ii) the date of your death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments delayed pursuant to this Clause 17 (whether they would have otherwise been payable in a single sum or in instalments in the absence of such delay) shall be paid to you in a lump sum and any remaining payments due under this agreement shall be paid in accordance with the normal payment dates specified for them herein.  Notwithstanding any provision of this agreement to the contrary, for purposes of any provision of this agreement providing for the payment of any amounts or benefits upon or following a termination of employment, references to your “termination of employment” (and corollary terms) with API shall be construed to refer to your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with API.  Whenever a payment under this agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days after termination of employment”), the actual date of payment within the specified period shall be within the sole discretion of API and its Affiliates.  Whenever payments under this agreement are to be made in instalments, each such instalment shall be deemed to be a separate payment for purposes of Section 409A. Anything in this agreement to the contrary notwithstanding, any tax gross-up payment (within the meaning of Treas. Reg. Section 1.409A-3(i)(1)(v)) provided for herein shall be made to you no later than the end of your taxable year next following the taxable year in which you remit the related taxes. With respect to any reimbursement or in-kind benefit arrangements of API that constitute deferred compensation for purposes of Section 409A, except as otherwise permitted by Section 409A, the following conditions shall be applicable: (i) the amount eligible for reimbursement, or in-kind benefits provided, under any such arrangement in one calendar year may not affect the amount eligible for reimbursement, or in-kind benefits to be provided, under such arrangement in any other calendar year (except that the health and dental plans may impose a limit on the amount that may be reimbursed or paid), (ii) any reimbursement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

18.	No Conflict

You represent and warrant to API that your employment with API does not and will not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which you are a party.

19.	Conditions of offer

This offer of employment is conditional upon:

(a)           satisfactory completion of references;

(b)           receipt of original professional and educational qualifications (where requested); and

(c)           all pre-employment checks being acceptable to API.

20.	Entire Agreement

This agreement constitutes the entire agreement between you and API and supersedes any prior understandings, agreements or representations made by you or API, whether written or oral, that may have related in any way to the subject matter hereof. Except for the obligations specifically set forth herein, API does not owe any obligations to you and you do not owe any obligations to API with respect to the matters set forth herein.  This agreement may only be amended by written agreement signed by you and a duly authorised officer of API.  A waiver by API or you of a breach of any provision of this agreement by the other party shall not operate or be construed as a waiver of any similar or dissimilar provision at the same or any prior or subsequent time.  Any waiver must be in writing and signed by you or by a duly authorised officer of API, as the case may be.

21.	Severability

If any provision of this agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

22.	Governing Law

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws thereof.  The parties hereto agree to submit to the exclusive jurisdiction of the state and federal courts in the Borough of Manhattan in New York, New York in any dispute or proceeding arising out of this agreement.

If you choose to accept the offer on the above terms and conditions, please sign and return the copy of this agreement to Declan Doogan.

We look forward to you joining our company and I am sure you will have a successful and challenging career with Amarin.

Signed for and on behalf of:

AMARIN PHARMA, Inc.

/s/ Dr. Declan Doogan
Name:  Dr. Declan Doogan   Interim CEO

I hereby accept and agree to be bound by the terms and conditions of the agreement set out above.

Signed:  /s/ John F. Thero
Name   John F. Thero